FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REJECT HARMONY.
PROTECT VALUE.



GOLD FIELDS

(Incorporated in the Republic of South Africa)
Registration number: 1968/004880/06
JSE code: GFI   ISIN: ZAE000018123
("Gold Fields" or "the company")

Stop Harmony's Assault on Value and prevent a paralysing move for the industry

9 November 2004

Dear Shareholder

Unless Harmony's coercive offer for Gold Fields is stopped on Friday when Harmony's shareholders are asked to vote in favour of a massive dilution of their holdings, the one certainty from this very public fight will be the destruction of shareholder value, not only for Harmony's shareholders but also for those of Gold Fields. Irreparable damage could be inflicted on the South African gold mining community.

Harmony's shareholders are at risk of having their voting power and economic interest dramatically eroded, on top of the 16.8%[1] loss in value that has already occurred since the bid was launched. Gold Fields shareholders are at risk of having their company stolen from them without receiving a full and fair offer for their shares.

There has been condemnation of Harmony's offer amongst many of Gold Fields' institutional shareholders. It is becoming increasingly clear that it is unlikely that Harmony will ever achieve 100% control of Gold Fields through its disenfranchising two-stage offer. The threat posed by this ill-conceived bid is that Gold Fields ends up not being run in the best interest of all shareholders, but find itself in a scenario, in which a number of minority positions are created, with a stalemate ensuing whereby management's options to create value for shareholders are effectively paralysed.

Without total support from Gold Fields' shareholders, Harmony has no chance of being able to begin to deliver the synergies they claim could come from a combined entity, or to access Gold Field's cash reserves to help dig them out of their financial difficulties. Harmony will be left with a minority position in Gold Fields – unable to resolve any of its own problems whilst, as a hostile competitor and shareholder, undermining the strategic direction of Gold Fields – a lose-lose for shareholders in both companies.

Harmony is trying to make its problems Gold Fields problems. Gold Fields has high quality long-term assets that require sustainable management practices, not short term cost cutting. The Harmony Way will shorten the lives of some of South Africa's greatest mines.

Gold Fields is prepared to engage in a dialogue with Harmony if a single, free and fair offer were to be tabled, creating a level playing field where all shareholders are able to vote, safe in the knowledge they are in possession of all of the facts. In the absence, so far, of such an offer, the Board of Gold Fields is obliged to again urge Harmony shareholders to vote against the dilution resolution and to recommend that Gold Fields shareholders reject the Harmony offer as it currently stands.

Yours sincerely

Chris Thompson
Chairman

---

[1]From the JSE Stock Exchange close of 15 October 2004 to 8 November 2004

If you have any questions or need assistance in voting your shares, please call:

FROM SOUTH AFRICA,
Call Computershare Investor Services 2004 (Proprietary) Limited
Toll Free at: 0800 202 361

OUTSIDE OF SOUTH AFRICA,
Call Innisfree M&A Incorporated:
From Countries in the European Union
Call Toll Free at: 00-800-7710-9971
From the US and Canada
Call Toll Free at: 1-877-687-1871

IF YOU ARE OUTSIDE THE TOLL-FREE AREAS:
Shareholders Call Collect (reverse charges):
+1 646-822-7436

Banks and Brokers Call Collect (reverse charges):
+1 212-750-5833

HOTLINE HOURS ARE:
8:00 a.m. to 7:00 p.m. local time
in South Africa and countries in the European Union
8:00 a.m. to 9:00 p.m. EST in North America

In the United States, Gold Fields has filed a Solicitation Recommendation Statement with the US Securities and Exchange Commission (the "SEC on Schedule 140-9 on November 3,2004 and holders of the Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents/lied by Gold Fields will be available free of charge on the SEC'S website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including its registration statement on Form F-4 (which includes a preliminary prospectus), as amended or supplemented from time to time, and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will be available free of charge on the SEC'S website.

Joint financial adviser

Goldman Sachs

Joint financial adviser

JPMorgan

Legal advisers to Gold Fields

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS
EDWARD NATHAN & FRIEDLAND (PTY) LTD

Linklaters

Skadden

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 9 November 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
             Relations and Corporate Affairs